EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated January 26, 2011, relating to the consolidated financial statements of LinkedIn Corporation and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to (1) the Company’s adoption, on a retrospective basis, of new authoritative guidance for revenue arrangements with multiple deliverables, (2) the adoption of new accounting guidance for uncertainty in income taxes, effective January 1, 2007, and (3) the Company’s change in method of accounting for sales commissions, as of January 1, 2007) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

San Jose, California

January 26, 2011